FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 333-12634

GALEN HOLDINGS PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

Purpose of Filing

The purpose of this report on Form 6-K by Galen Holdings Public Limited Company ("Galen", the "Company", "we", "our" or "us") is to make public the unaudited consolidated financial statements, as listed in the accompanying index, of Galen and its subsidiaries. These unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

This report contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified in Amendment No. 1 to our 2003 Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 5, 2004 (the "U.S. 2003 Annual Report") and in our other filings with the Commission.

On February 12, 2004, we filed a Form 6-K with the Securities and Exchange Commission containing our unaudited consolidated financial statements as of December 31, 2003 and for the three months ended December 31, 2003 and 2002, prepared in accordance with U.K. generally accepted accounting principles ("U.K. GAAP") and presented in U.S. dollars.

GALEN HOLDINGS PUBLIC LIMITED COMPANY

TABLE OF CONTENTS
Page No.

I. Financial Information
A. Consolidated Financial Statements (unaudited)
Consolidated Balance Sheets as of December 31, 2003 and September 30, 2003	2
Consolidated Statements of Operations for the Three Months Ended December 31, 2003 and 2002	3
Condensed Consolidated Statements of Changes in Shareholders' Equity and Other
Comprehensive Income for the Three Months Ended December 31, 2003 and 2002	4
Consolidated Statements of Cash Flows for the Three Months Ended December 31, 2003 and 2002	5
Notes to the Consolidated Financial Statements	6 -13

B. Management's Discussion and Analysis of Financial Condition and Results of Operations	14

C. Quantitative and Qualitative Disclosures About Market Risk	21

D. Controls and Procedures	21

II. Other Information

A. Legal Proceedings	21

C. Exhibits and Reports on Form 6-K or 8-K	21-22

I. Financial Information
A. Consolidated Financial Statements (unaudited)
GALEN HOLDINGS PLC
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

	December 31,	September 30,
	2003	2003
ASSETS
Current Assets:
Cash and cash equivalents	$ 167,500	$ 89,073
Accounts receivable, net	49,630	38,042
Inventories	33,247	32,808
Prepaid expense and other current assets	12,918	6,808
Total current assets	263,295	166,731
Property, plant and equipment, net	31,593	64,594
Intangible assets, net	1,094,581	1,109,106
Goodwill, net	224,934	224,934
Total assets	$ 1,614,403	$ 1,565,365
LIABILITIES
Current Liabilities:
Accounts payable	$ 15,978	$ 19,592
Accrued and other current liabilities	66,461	70,848
Current installments of long-term debt	102,813	103,088
Current installments of obligations under capital leases	-	233
Income taxes	25,108	17,442
Total current liabilities	210,360	211,203
Other Liabilities:
Long-term debt, excluding current installments	238,769	239,065
Long-term obligations under capital leases, excluding current installments	-	3
Deferred income taxes	110,669	112,038
Other non-current liabilities	2,904	5,931
Total liabilities	562,702	568,240
SHAREHOLDERS' EQUITY
Ordinary shares, par value L0.10 per share; 250,000,000 (September 30, 2003:
250,000,000) shares authorized, 189,091,531 shares issued and outstanding at December 31, 2003, and 188,209,895 shares issued and outstanding at
September 30, 2003	30,199	30,046
Additional paid-in capital	683,848	676,528
Retained earnings	321,420	278,720
Treasury stock	(23,638)	(23,638)
Accumulated other comprehensive income	39,872	35,469
Total shareholders' equity	1,051,701	997,125
Total liabilities and shareholders' equity	$ 1,614,403	$ 1,565,365
See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data)
	Three Months Ended
	December 31,
	2003	2002

REVENUES	$ 140,852	$ 68,643
OPERATING EXPENSES
Cost of sales (excluding depreciation shown below)	21,556	14,274
Selling, general and administrative	38,472	22,630
Research and development	6,874	5,437
Depreciation	1,313	1,455
Amortization of intangibles	14,752	5,297
Total operating expenses	82,967	49,093
OPERATING INCOME	57,885	19,550
OTHER INCOME (EXPENSE)
Interest income	269	2,484
Interest expense	(3,605)	(1,660)
Total other income (expense)	(3,336)	824
INCOME BEFORE TAXES	54,549	20,374
Provision for income taxes	11,849	5,526
NET INCOME	42,700	14,848
BASIC AND DILUTED NET INCOME PER ORDINARY SHARE	$0.23	$0.08
BASIC NET INCOME PER ADS	$0.93	$0.32
DILUTED NET INCOME PER ADS	$0.92	$0.32
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic	183,849,142	183,188,688
Diluted	186,086,722	183,930,198
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
Basic	45,962,286	45,797,172
Diluted	46,521,680	45,982,550

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

	Number of Ordinary Shares	Number of Equivalent ADSs (Representing Four Ordinary Shares)	Share Capital	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumu-lated Other Compre-hensive Income	Total
Balance at September 30, 2003	188,209,895	47,052,474	$ 30,046	$ 676,528	$ 278,720	$ (23,638)	$ 35,469	$ 997,125
Comprehensive income:
Net income			-	-	42,700	-	-	42,700
Foreign currency adjustment			-	-		-	4,403	4,403
Total comprehensive income			-	-	42,700	-	4,403	47,103

Shares issued, net of expenses	881,636	220,409	153	7,025	-	-	-	7,178
Stock compensation expense			-	295	-	-	-	295
Balance at December 31, 2003	189,091,531	47,272,883	$ 30,199	$ 683,848	$ 321,420	$ (23,638)	$ 39,872	$ 1,051,701

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
	The Months Ended December 31,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 42,700	$ 14,848
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	1,313	1,455
Amortization of intangible assets	14,752	5,297
Gain on sale of businesses	(427)	-
Amortization of government grants	(272)	(226)
Debt issuance costs/loan premium amortization	57	(47)
Stock compensation expense	295	81
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(17,699)	(334)
(Increase) decrease in inventories	(439)	737
Decrease in accounts payable, accrued liabilities and
other liabilities	(7,033)	(2,595)
Income taxes	6,063	3,537
Foreign exchange gain (loss)	797	(626)
Net cash provided by operating activities	40,107	22,127
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(2,308)	-
Purchase of fixed assets	(1,806)	(2,518)
Proceeds from sale of businesses, net of costs	35,783	(324)
Government grant received	383	-
Net cash provided by (used in) investing activities	32,052	(2,842)
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt repaid	(710)	(138)
Payments under capital leases	(236)	(139)
Proceeds from share capital issue, net of expenses	7,176	(769)
Net cash provided by (used in) financing activities	6,230	(1,046)
Net increase in cash and cash equivalents	78,389	18,239
Cash and cash equivalents, beginning of period	89,073	313,012
Foreign exchange adjustment on cash and cash equivalents	38	-
Cash and cash equivalents, end of period	$ 167,500	$ 331,251

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - U.S. GAAP

In Thousands (except per share data)

  Basis of Presentation

  The unaudited consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles, and pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Certain information and footnote disclosures normally included in complete financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented. Interim results are not necessarily indicative of results to be expected in future periods or for the full year. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in the Galen Holdings Public Limited Company 2003 Annual Report on Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission.

  The consolidated financial statements include the financial statements of Galen Holdings Public Limited Company ("Galen" or the "Company") and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During the years ended September 30, 2003 and 2002, the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition.

  Inventory

  Inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate. Inventory consists of the following:

	December 31,	September 30,
	2003	2003

Finished goods	$ 19,664	$ 20,600
Raw materials	13,583	12,208
Inventories	$ 33,247	$ 32,808

  Goodwill and Intangible Assets

  Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of June 30, 2003 and has determined that goodwill has not been impaired. Goodwill as of December 31, 2003 and September 30, 2003 amounted to $224,934.

  Amortizable intangible assets as of December 31, 2003 were as follows:

	Product Specific Assets	Trademarks	Total Intangible Assets
Net book value	$ 1,071,864	$ 22,717	$ 1,094,581
Accumulated amortization	$ 85,811	$ 4,407	$ 90,218

  These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the three months ended December 31, 2003 and 2002 amounted to $14,752 and $5,297, respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:

Year Ending September 30,
2004	$ 59,500
2005	$ 59,500
2006	$ 59,500
2007	$ 59,500
2008	$ 59,500

  Debt

  Credit Agreement Dated March 5, 2003

  On March 5, 2003, the Company entered into a $450,000 credit facility with ABN AMRO Bank N.V., Barclays Bank PLC and Bank of Ireland. The agreement was made by Galen (Chemicals) Limited as borrower, and Galen Holdings PLC, Galen (UK) Limited and Galen Limited as guarantors. The senior debt facility provides for a $100,000 multi-currency revolving facility, a $250,000 three-year term loan facility and a $100,000 five-year term loan facility. The term loan facilities were made available to the Company in connection with its acquisitions of Sarafem (R), Estrostep (R), Loestrin (R) and femhrt (R), and were drawn down by the Company in fiscal year 2003 as the Company completed these purchase transactions. The $100,000 multi-currency revolving facility may be used for all general corporate and working capital purposes of the Company other than to finance the above-mentioned acquisitions and related expenses. This credit agreement places certain restrictive covenants on the Company and requires the Company to comply with certain financial covenants. As of December 31, 2003, Galen was in compliance with these financial covenants. It also contains certain events of default, which give the lenders the right to demand repayment of the amounts drawn down under the credit agreement. Interest is payable at a rate representing a margin which is initially at a maximum of 1.25 percent per annum (and which shall be adjusted from time to time according to compliance by the Company with certain financial covenants) above the London (or European in the case of an advance denominated in Euro) interbank offered rate plus mandatory costs. This credit agreement also contains customary warranties and indemnities for a facility of this nature. As of December 31, 2003, the Company had $100,000 available for use under the revolving facility.

  Warner Chilcott Senior Notes due 2008

  Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12-5/8% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

  Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning on February 15, 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock

  Galen voluntarily files quarterly reports on Form 6-K pursuant to a covenant in the indenture for the senior notes. On December 18, 2003, WCI gave notice to the trustee under the indenture of its intention to redeem all of the outstanding senior notes on February 15, 2004. Accordingly, Galen intends to discontinue filing quarterly reports on Form 6-K after redeeming the senior notes.

  As of December 31, 2003 the notes are shown on Galen's consolidated balance sheet at $46,535, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 principal amount redemption in December 2000, Galen's purchase of $114,225 principal amount during the two years ended September 30, 2003 and 2002 in privately negotiated transactions, and accumulated premium amortization.

  Stock Compensation Plans

  The following share option schemes were established in 1996:

  * The Galen Approved Executive Share Option Scheme

  * The Galen Unapproved Executive Share Option Scheme

  * The Galen Savings Related Share Option Scheme
	Three Months Ended December 31,
	2003	2002
Net Income as reported	$42,700	$14,848
Add back: Compensation recognized
during the period, net of tax effect	295	82
Proforma compensation expense, net of tax effect	(1,640)	(1,163)
Proforma net income	$41,355	$13,767
Proforma net income per ADS:
Basic	$0.90	$0.30
Diluted	$0.89	$0.30
Weighted average ADS equivalents outstanding:
Basic	45,962,286	45,797,172
Diluted	46,521,680	45,982,550

  The Galen 2000 U.S. Option Scheme was established in 2000. The Galen Inc. Employee Stock Purchase Plan, established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002.

  The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Had the Company determined compensation expense based on the fair value based method of options and warrants issued at the grant date under SFAS 123, the Company's net income would have differed from the reported amounts as indicated below. The proforma net income shown below was used in determining the proforma net income per ADS.

  In accordance with purchase accounting, the fair value of the Warner Chilcott compensatory options and warrants assumed by the Company was recorded as part of the purchase consideration paid to acquire Warner Chilcott. Accordingly, these options and warrants are not considered in the above pro forma amounts. SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values for options issued during the periods indicated and the related assumptions used in the calculation of compensation cost under SFAS 123:

	Three Months Ended December 31, 2003

	2003	2002
Per share fair value of options	$15.94	$10.83
Option life	4 years	4.73 years
Risk free interest rate	2.6%	3.2%
Volatility	43%	40%

  Acquisitions

  In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem (R) in the form of a convertible non-exclusive license from Eli Lilly and Company ("Lilly") for cash consideration of approximately $295,000. Sarafem (R) is a treatment for premenstrual dysphoric disorder ("PMDD"), a severe form of premenstrual syndrome. Galen entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. The acquisition of the sales and marketing rights is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $338,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the estimated useful life of the sales and marketing rights.

  In March 2003, the Company acquired two oral contraceptives, Estrostep (R) and Loestrin (R), from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable by Galen to Pfizer in the event that Estrostep (R) retains market exclusivity during the life of its patent. The products are manufactured at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen's purchase agreement includes a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. If after such 90 day period, the parties have not entered into definitive agreements, Pfizer may sell the Fajardo facility to a third party provided that for a period of two years thereafter, such sale may not be on terms materially less favorable to Pfizer than those proposed by the Company. Galen also entered into a transitional supply agreement with Pfizer in relation to these products, which will terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer's offer to sell the Fajardo facility to Galen. If Pfizer completes the sale of the Fajardo facility to Galen prior to this time, the transitional supply agreement will terminate upon the completion of such sale. The Company acquired all of the intangible assets associated with the products including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the products, and no goodwill was recorded. The asset value has been increased to $226,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the products' estimated useful lives.

  In April 2003 the Company entered into a strategic alliance in dermatology with Bristol-Myers Squibb ("Bristol-Myers") and LEO Pharma A/S ("Leo Pharma"). In connection with this alliance, the Company capitalized payments to Leo Pharma related to the option to purchase the rights to Dovonex (R) totaling $7,000.

  In April 2003, the Company acquired the continuous estrogen-progestogen therapy product, femhrt (R), from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable by Galen to Pfizer in the event that femhrt (R) retains market exclusivity during the life of its patent. Duramed Pharmaceutical, Inc. ("Duramed"), a wholly owned subsidiary of Barr Laboratories, manufactures and packages femhrt (R) under a supply agreement with Pfizer which has been assigned to Galen. This agreement continues until September 24, 2007 and provides for two additional one-year renewal terms. femhrt (R) is also packaged at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen acquired all of the intangible assets associated with the product including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The asset value has been increased to $185,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

  Unaudited Pro Forma Information

  The following unaudited pro forma information for the three months ended December 31, 2002 presents the Company's results of operations assuming the Company's acquisition of Estrostep (R), Loestrin (R) and femhrt(R) and the sales and marketing rights to Sarafem (R) were completed as of October 1, 2002. Pro forma amounts for the three months ended December 31, 2003 are not presented as these acquisitions were completed prior to October 1, 2003. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 2002, or of future results of operations of the consolidated entities.

  Co-Promotion Agreement

On April 2, 2003, the Company entered into a co-promotion agreement with Bristol-Myers for Dovonex(R) in the United States. Dovonex(R) (calcipotriene) is a treatment for mild to moderate psoriasis and is currently marketed by Bristol-Myers under license from LEO Pharma. Under the co-promotion agreement with Bristol-Myers, Galen will receive fees based on a sales structured formula. In addition, Galen has also entered into an option agreement with Bristol-Myers whereby, Galen can offer under pre-negotiated terms to purchase Bristol-Myers' rights to Dovonex(R) on August 1, 2003, 2004 and 2005. If Galen exercises its option on August 1, 2005, Bristol-Myers will be obligated to conclude the sale. The co-promotion agreement terminates on the earlier of December 31, 2007 or upon the purchase of Bristol-Myers' rights by Galen. Concurrent with these agreements with Bristol-Myers, Galen entered into a development agreement with LEO Pharma to develop Dovobet(R) , LEO Pharma's combination product containing calcipotriene and betamethasone dipropionate, for the United States market.

  Facility disposal

  In December 2003, the Company sold the manufacturing facility of its Pharmaceutical Development and Manufacturing Services ("PDMS") business, which formed part of Galen's contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President and Director of Galen. As part of the agreement, the acquiring company entered into a supply agreement with Galen to manufacture, supply and distribute a number of Galen products for the U.K. and Irish markets. Galen received a cash consideration of $36,000 (L20,000) for the sale of this facility.

  Earnings Per Share

  Basic net income per ordinary share (and ADS) is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period. Shares held in the Employee Share Trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:

Three Months Ended December 31,
	2003	2002
Numerator for basic and diluted net income per
per ordinary share and ADS	$42,700	$14,848
Weighted average number of ordinary shares (basic)	183,849,142	183,188,688
Effect of dilutive stock options	2,237,580	741,510
Weighted average number of ordinary shares (diluted)	186,086,722	183,930,198
Basic and diluted net income per ordinary share	$0.23	$0.08
Weighted average number of equivalent ADSs (basic)	45,962,286	45,797,172
Effect of dilutive stock options	559,394	185,378
Weighted average number of equivalent ADSs (diluted)	46,521,680	45,982,550
Basic net income per ADS	$0.93	$0.32
Diluted net income per ADS	$0.92	$0.32

  Contingencies

  We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

  Income Taxes

  Galen operates primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year periods. The federal statutory rate in the U.S. was 35% in both periods. In the Republic of Ireland, the statutory rate was 12.5% in the current period and 13% in the prior year period. The Company's effective tax rate was 22% in the current period and 27% in the prior year period.

  Consolidating Schedule

  Following are consolidating schedules reflecting Balance Sheet and Statement of Operations information for the Company as of December 31, 2003 and for the three months ended December 31, 2003, 2002 and 2001:

				Other
	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
DECEMBER 31, 2003
Balance Sheet Data:
Assets
Cash and cash equivalents	$ -		$ 112,999	$ 54,501	$ -	$ 167,500
Accounts receivable, net	-		28,248	21,382	-	49,630
Inventories	-		76,688	18,320	(61,761)	33,247
Inter-company receivable (payable)	433,807	(20,713)	(22,621)	(390,473)	-	-
Other assets	2,471		23,269	(7,370)	(5,452)	12,918
Current assets	$ 436,278	$ (20,713)	$ 218,583	$ (303,640)	$ (67,213)	$ 263,295
Property, plant and equipment, net	$ -		$ 2,898	$ 28,695	$ -	$ 31,593
Intangible assets (net) & goodwill	$ -		$ 357,964	$ 961,551	$ -	$ 1,319,515
Investment in Warner Chilcott notes	$ 51,329		$ -	$ 75,994	$ (127,323)	$ -
Investment in subsidiaries	$ 402,733	$ 185,593	$ -	$ -	$ (588,326)	$ -
Liabilities and Equity
Current liabilities	$ 9,649		$ 58,119	$ 148,893	$ (6,301)	$ 210,360
Long-term liabilities	$ -		$ 170,874	$ 184,856	$ (116,961)	$ 238,769
Deferred income taxes	$ -		$ -	$ 110,669	$ -	$ 110,669
Other non-current liabilities	$ -		$ -	$ 2,904	$ -	$ 2,904
Shareholders' equity	$ 880,691	$ 164,880	$ 350,452	$ 315,278	$ (659,600)	$ 1,051,701
THREE MONTHS ENDED DECEMBER 31, 2003
Statement of Operations Data:
Product Revenue	$ -	$ -	120,289	$ 85,847	$ (65,284)	$ 140,852
Operating Expenses
Cost of goods sold (excluding
depreciation shown separately below)	-	-	66,679	20,161	(65,284)	21,556
Selling, general and administrative	2,620	-	28,330	7,522	-	38,472
Research and development	-	-	423	6,451	-	6,874
Depreciation	-	-	172	1,141	-	1,313
Amortization	-	-	2,642	12,110	-	14,752
Total operating expenses	2,620	-	98,246	47,385	(65,284)	82,967
Other income (expense)	1,315	-	(4,788)	(414)	551	(3,336)
Provision for income taxes	(392)	-	6,846	4,878	516	11,849
Net Income (Loss)	$ (914)	$ -	$ 10,409	$ 33,170	$ 35	$ 42,700

				Other
Galen		Warner	Warner	Subsidiary	Elimination
Holdings PLC		Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
THREE MONTHS ENDED DECEMBER 31, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 49,589	$ 28,454	(9,400)	$ 68,643
Operating Expenses
Cost of goods sold (excluding
depreciation shown separately below)	-	-	16,759	6,915	(9,400)	14,274
Selling, general and administrative	2,251	-	19,662	717	-	22,630
Research and development	-	-	(809)	6,246	-	5,437
Depreciation	-	-	172	1,283	-	1,455
Amortization	-	-	2,633	2,664	-	5,297
Total operating expenses	2,251	-	38,417	17,825	(9,400)	49,093
Other income (expense)	3,436	-	(4,784)	1,766	406	824
Provision for income taxes	356	-	2,178	2,536	456	5,526
Net Income (Loss)	$ 829	$ -	$ 4,210	$ 9,859	$ (50)	$ 14,848
THREE MONTHS ENDED DECEMBER 31, 2001
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 38,041	$ 22,758	(5,909)	$ 54,890
Operating Expenses
Cost of goods sold (excluding
depreciation shown separately below)	-	-	12,565	6,382	(5,909)	13,038
Selling, general and administrative	-	-	11,878	6,244	-	18,122
Research and development	-	-	62	4,200	-	4,262
Depreciation	-	-	158	1,090	-	1,248
Amortization	-	-	5,476	(1,035)	-	4,441
Total operating expenses	-	-	30,139	16,881	(5,909)	41,111
Other income (expense)	2,222	-	(4,773)	(553)	(2,346)	(5,450)
Provision for income taxes	667	-	1,251	1,371	-	3,289
Discontinued operations	-	-	-	11,616	-	11,616
Net Income (Loss)	$ 1,555	$ -	$ 1,878	$ 15,569	$ (2,346)	$ 16,656

  Segment Information

The company now consists of one operating segment for internal financial reporting purposes. Following is selected information for the periods indicated:

  Geographical analysis by country of origin
	Three Months Ended December 31,

	2003	2002
Revenue
United States	$ 121,949	$ 49,554
United Kingdom	16,063	19,089
All Other	2,840	-
	$ 140,852	$ 68,643

  Product revenue
For the Three Months Ended December 31,

	2003	2002

Doryx (R)	$ 15,690	$ 13,843
Duricef (R) and Moisturel (R)	6,494	5,585
Estrace (R) cream	12,967	10,715
Estrace (R) tablets	2,047	4,611
Estrostep (R)	12,902	-
femhrt (R)	17,155	-
Femring (R)	816	-
Loestrin (R)	10,783	-
Ovcon (R)	16,233	12,400
Sarafem (R)	24,552	-
Other:
Other U.S.	2,310	2,400
U.K. and international	18,903	19,089
	$ 140,852	$ 68,643

  Subsequent event

In January 2003, the Company acquired a convertible non-exclusive license to the U.S. sales and marketing rights to Sarafem (R) from Lilly (see footnote 6). Galen (Chemicals) Limited had the option, upon the payment of $10,000, to convert the non-exclusive license into an exclusive license on or after the second anniversary of the closing date, or earlier if Lilly gave notice to Galen that it had decided to further license or itself practice the licensed patent. On February 9, 2004, Galen (Chemicals) Limited exercised this option and paid $10,000 to Lilly.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in Section I-A of this Form 6-K. The financial data analyzed in this discussion has been prepared in accordance with U.S. GAAP.

Overview

We are a specialty pharmaceutical company primarily focused on women's healthcare and dermatology. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United States, United Kingdom and Ireland. Our strategy comprises three elements: to continue organic growth of our pharmaceutical business, develop new proprietary products and acquire products that complement and strengthen our existing product range.

Our principal products include, in alphabetical order:

* Doryx (R), an oral antibiotic marketed for adjunctive therapy in the treatment of severe acne, licensed from FH Faulding & Co Limited;

* Dovonex (R), a treatment for mild to moderate psoriasis, marketed by us under a co-promotion agreement with Bristol-Myers Squibb Company, ("BMS") and under license from LEO Pharma A/S;

* Duricef (R), an oral cephalosporin antibiotic, acquired from BMS in March 2002;

* Estrace (R) cream, a locally applied estrogen for the treatment of vulval and vaginal atrophy, acquired from BMS in February 2000;

* Estrace (R) tablets, an estrogen replacement therapy product, acquired from BMS in June 2001;

* Estrostep (R), an oral contraceptive, acquired from Pfizer Inc. ("Pfizer") in March 2003;

* femhrt (R), a hormone replacement therapy, acquired from Pfizer in April 2003;

* Femring (R) (marketed as Menoring (R) in the U.K.), our estrogen replacement vaginal ring;

* Loestrin (R)1/20 and Loestrin (R)1.5/30, both oral contraceptives, acquired from Pfizer in March 2003;

* Ovcon (R) 35 and Ovcon (R) 50, both oral contraceptives, also acquired from BMS in February 2000;

* Sarafem (R), a treatment for premenstrual dysphoric disorder, acquired from Eli Lilly and Company ("Lilly") in January 2003;

In September 2003, we entered into a letter of intent with Barr Laboratories ("Barr") giving Barr an opportunity to acquire from us an exclusive license in the United States and Canada to market, distribute and sell the currently marketed Loestrin (R)/Minestrin (R) oral contraceptive products in connection with the settlement of the patent litigation relating to Estrostep (R) and femhrt (R). See "Item 8 - Legal Proceedings - Settlement with Barr Laboratories" of our U.S. 2003 Annual Report.

Galen has an option to purchase BMS's U.S. rights to Dovonex (R) under pre-negotiated terms in January 2005 or January 2006 for a purchase price of $250 or $200 million, respectively, plus a royalty, on net sales of Dovonex (R) until the end of 2007, of 10% or 5%, respectively; however BMS can refuse to consummate the sale of its rights to Dovonex (R) prior to January 2006. If Galen exercises its option after August 1, 2004 but on or prior to August 1, 2005, BMS is obliged to conclude the purchase transaction in January 2006.

We have a pipeline of products in development principally for the U.S. market, including products utilizing the vaginal ring drug delivery technology.

In fiscal 2003, we commenced a program to expand our U.S. sales force to approximately 400 representatives from 226 in fiscal 2002 and re-organized our U.S. sales force into two teams, Warner Chilcott Women's Healthcare and Warner Chilcott Specialty. We believe we have one of the largest women's healthcare sales forces calling on physician specialists, including obstetrician/gynecologists and dermatologists in the United States. Our sales force of approximately 45 representatives in the United Kingdom and Ireland market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

Finished pharmaceutical products for our U.K. products business are manufactured at facilities in Craigavon and Larne, Northern Ireland. Since the sale of the Craigavon manufacturing facilities of our Pharmaceutical Development, Manufacturing and Services ("PDMS") business in December 2003, nearly all of our pharmaceutical products are manufactured for us by third parties under supply agreements. Most of our U.K. pharmaceutical products continue to be manufactured in Craigavon by the purchaser of the PDMS business.

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Effect of the Acquisition of Warner Chilcott

On September 29, 2000, we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products for $325.5 million. The acquisition, accounted for as a purchase, has and will continue to affect our results of operations. We recognized goodwill in the amount of $212.1 million. Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001. We recognized intangible assets in the amount of $199.9 million related to the Ovcon (R) 35, Ovcon (R) 50 and Estrace (R) cream products of Warner Chilcott together with $20.9 million attributed to the value of core developed technology, and we amortize these amounts over a period of 20 years.

In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12-5/8% senior notes due 2008 ("Notes"). After certain noteholders exercised their repurchase rights in connection with our acquisition of Warner Chilcott, $159.7 million of senior notes remained outstanding. During the year ended September 30, 2002, we repurchased $111.3 million of principal amount of senior notes in privately negotiated transactions, and an additional $2.9 million of principal amount in the year ended September 30, 2003. As of September 30, 2003, the principal amount of senior notes outstanding amounted to $45.5 million. Under the terms of the indenture, Warner Chilcott is permitted to redeem the senior notes on or after February 15, 2004. On December 18, 2003, Warner Chilcott gave notice to the trustee under the indenture of its intention to redeem all of the outstanding senior notes on February 15, 2004. Galen intends to discontinue filing quarterly reports on Form 6-K after redeeming the senior notes.

Effect of Acquisitions and Disposals

We have expanded our portfolio of branded pharmaceutical products since we acquired Warner Chilcott in 2000. As a result of these product acquisitions, we have recognized intangible assets totaling approximately $796 million. We are amortizing this amount over 20 years, which has the effect of reducing our net income accordingly. We may acquire additional products in the future. We also disposed of our CSS business in December 2001, CTS business in May 2002, ICTI business in August 2002 and therefore no longer have any pharmaceutical services businesses. The following discussion does not include the results from these discontinued businesses unless otherwise indicated. A consequence of our recent acquisitions is that our results of operations may not be comparable to prior year periods.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant policies are described in Note 1 to the consolidated financial statements included in our U.S. 2003 Annual Report.

Impairment of Goodwill

We periodically evaluate our business for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our business. We carry out an annual impairment review of goodwill unless events occur which trigger the need for an earlier impairment review. We have completed our annual impairment test as of June 30, 2003 and have determined that goodwill has not been impaired. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired. Any resulting impairment could affect our financial condition and results of operations.

Impairment of Definite Lived Intangible Assets

We assess the impairment of definite lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which we consider could trigger an impairment review include, but are not limited to, the following: (i) significant negative industry or economic trends; and (ii) current, historical or projected losses that demonstrate continuing losses. When we determine that there is an indicator that the carrying value of definite lived intangible assets may not be recoverable, we measure impairment based on estimates of future cashflow. These estimates include assumptions about future conditions within the Company and the industry. If actual cashflows differ from those projected by management, additional write-offs may be required.

Allowance for Doubtful Accounts

We record an allowance for estimated bad debts included in our accounts receivable. This allowance is determined based on our historical collection and write-off experience. An allowance is also made for customer accounts for which we believe that collectibility is doubtful. Management's judgment is a key factor in determining this allowance and, as such, additional allowances may be required.

Inventory

Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overheads. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management's judgment.

Results of Operations

Three months ended December 31, 2003 and 2002.

Revenue

Revenue of $140.9 million for the three months ended December 31, 2003 (first quarter fiscal 2004) increased $72.3 million, or 105.2%, from $68.6 million for the three months ended December 31, 2002 (first quarter fiscal 2003). The primary reason for this increase in revenue was the addition of revenues attributable to our newly acquired products. In January 2003, we acquired the U.S. sales and marketing rights to Sarafem (R) from Lilly for cash consideration of approximately $295 million. Sarafem (R) is a treatment for premenstrual dysphoric disorder, a severe form of premenstrual syndrome. In March 2003, we acquired two oral contraceptives, Estrostep (R) and Loestrin (R), from Pfizer, for an initial cash consideration of approximately $197 million. We acquired femhrt (R) in April 2003 for an initial cash consideration of approximately $162 million. femhrt (R) is a continuous estrogen-progestogen therapy. No revenue for these newly acquired products was recorded in the first quarter fiscal 2003. In June 2003, we launched Femring (R), our vaginal ring for estrogen therapy. Although revenue from our newly acquired products significantly contributed to our increased revenue, revenues for our existing products promoted by our sales force increased as well. Revenues for Ovcon (R) and Estrace (R) cream increased 30.9% and 21.5%, respectively, from the first quarter fiscal 2003. The increase in Doryx (R) revenue also increased from the first quarter fiscal 2003, but not as significantly as we transitioned this product from our more experienced salesforce to the new Warner Chilcott Specialty salesforce. Doryx (R) revenue increased 13.3% from the first quarter fiscal 2003.

The following table summarizes product revenue for our newly acquired products and our other important products (in millions):

Three Months Ended December 31,
	2003	2002
Doryx (R)	$ 15.7	$ 13.8
Estrace (R) cream	13.0	10.7
Estrostep (R)	12.9	-
femhrt (R)	17.2	-
Femring (R)	0.8	-
Loestrin (R)	10.8	-
Ovcon (R)	16.2	12.4
Sarafem (R)	24.6	-
All other	29.7	31.7
	$ 140.9	$ 68.6

Gross profit and gross margin

Gross profit of $119.3 million for the first quarter fiscal 2004 increased $64.9 million, or 119.4%, from $54.4 million in first quarter fiscal 2003. Our gross margin was 84.7% in the first quarter fiscal 2004 compared to 79.2% in the first quarter fiscal 2003. These improved results correspond with the increase in revenues from our branded pharmaceutical products in the United States and the evolution of our product mix towards higher margin products.

Selling, general and administrative expenses

Selling, general and administrative expenses of $38.5 million increased $15.9 million, or 70%, from $22.6 million in the first quarter fiscal 2003 primarily due to increased selling, advertising and promotion costs incurred as we expanded our sales force and increased spending on promoting our broadened product portfolio. The average number of representatives on our sales force in the first quarter fiscal 2004 was 409, an increase of 53.2% as compared to the first quarter fiscal 2003 average of 267.

Research and development

Research and development expenses of $6.9 million increased $1.5 million, or 26.4%, from $5.4 million in the first quarter fiscal 2003 reflecting our ongoing commitment to investing in new products in our core therapeutic categories. In fiscal 2003 we had two NDAs approved and in December 2003 our NDA for Femtrace (TM), our oral estradiol acetate product for the treatment of menopause, was accepted for filing by the FDA. We also continue to progress with NDAs for a new Doryx (R) product and MetroRing (TM), a vaginal ring containing metronidozole for the treatment of bacterial vaginosis.

Depreciation and amortization

Depreciation expense of $1.3 million was consistent with charges for the first quarter fiscal 2003. Amortization expense of $14.8 million increased $9.5 million, or 178.5%, from $5.3 million in the first quarter fiscal 2003. This increase was primarily due to the amortization of Estrostep (R) and Loestrin (R) acquired in March 2003, femhrt (R) acquired in April 2003, and the U.S. sales and marketing rights to Sarafem (R) acquired in January 2003.

Interest income and interest expense

Interest income of $0.3 million decreased $2.2 million, or 89.2%, from $2.5 million in the first quarter fiscal 2003 as funds on hand were significantly less during the current quarter period. During the second and third quarters of fiscal 2003, we acquired femhrt (R), Estrostep (R), Loestrin (R) and the U.S. sales and marketing rights for Sarafem (R) for a total of approximately $650 million. These transactions were financed from cash on hand and the drawdown of approximately $350 million in long-term debt, under our $450 million credit facility put in place during the second quarter of fiscal 2003. Interest expense of $3.6 million increased $1.9 million, or 117.2%, from $1.7 million in the first quarter fiscal 2003 primarily due to interest charges associated with this long-term debt.

Provision for income taxes

Taxes of $11.8 million increased $6.3 million from $5.5 million in the first quarter fiscal 2003. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the first quarter of fiscal 2004 and 2003. The federal statutory rate in the United States was 35% in both the first quarter of fiscal 2004 and 2003. In the Republic of Ireland, the statutory rate was 12.5% in the first quarter of fiscal 2004 and 13% in the first quarter of fiscal 2003. Our effective tax rate was 22% in the first quarter of fiscal 2004, compared to 27% in the first quarter of fiscal 2003, the decrease reflecting the increased proportion of our profits which are taxable in the Republic of Ireland.

Net income

Due to the factors set forth above, our net income of $42.7 million increased $27.9 million, or 187.6%, from $14.8 million in the first quarter of fiscal 2003. Net income per ADS was $0.93 (basic) and $0.92 (diluted), compared to $0.32 (basic and diluted) in the first quarter fiscal 2003. The weighted average number of ADS equivalent shares outstanding increased by 0.2 million due to shares issued in connection with option and warrant exercise.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.

Liquidity and Capital Resources

We ended the first quarter of our fiscal year 2004 with $167.5 million cash on hand as compared to $89.1 million at September 30, 2003. Our net cash provided by operating activities of $40.1 million in the first quarter of fiscal 2004 increased $18 million, or 81.3%, from $22.1 million in the first quarter fiscal 2003 primarily reflecting our increased operating results generated from our recent product acquisitions and growth in existing promoted products. Working capital increased by $25.2 million in the first quarter fiscal 2004 in support of our expanded product portfolio and increase in operating results, compared to an increase of $2.2 million in the first quarter fiscal 2003. Our net debt as of December 31, 2003 was $174.1 million, and consisted of $295.1 million in term loans, $46.5 million in Warner Chilcott senior notes less $167.5 million in cash.

On March 5, 2003, we entered into a $450 million credit facility with ABN AMRO Bank N.V., Barclays Bank PLC and Bank of Ireland. This senior debt facility provides for a $100 million multi-currency revolving facility, a $250 million three-year term loan facility and a $100 million five-year term loan facility. The term loan facilities were made available to us in connection with our acquisitions of Sarafem (R), Estrostep (R), Loestrin (R) and femhrt (R), and have been drawn down by us in the second and third quarters of our fiscal year 2003 as we completed these purchase transactions. We may use the $100 million multi-currency revolving facility for all general corporate and working capital purposes other than to finance the above-mentioned acquisitions and related expenses. This credit agreement places certain restrictive covenants on Galen and requires us to comply with certain financial covenants. As of December 31, 2003, Galen was in compliance with these financial covenants. It also contains certain events of default, which give the lenders the right to demand repayment of the amounts drawn down under the credit agreement. Interest is payable at a rate representing a margin which is initially at the maximum of 1.25 percent per annum (which shall be adjusted from time to time according to compliance by Galen with certain financial covenants) above the London (or European in the case of an advance denominated in Euro) interbank offered rate plus mandatory costs. This credit agreement also contains customary warranties and indemnities for a facility of this nature. As of December 31, 2003, we had $100 million available for use under the revolving facility.

The Warner Chilcott senior notes outstanding are redeemable, in whole or in part, at the option of Warner Chilcott beginning in February 2004 at redemption prices that decrease annually to the maturity date and range from 106.3125% to 100%. The note indenture limits the ability of Warner Chilcott to incur or guarantee additional debt, as well as to pay dividends or to redeem or to repurchase capital stock. On December 18, 2003, Warner Chilcott gave notice to the trustee under the note indenture of its intention to redeem all of the outstanding senior notes on February 15, 2004.

We intend to fund our future liquidity needs, including capital expenditures and dividend payments, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We generally expect to fund repayments of indebtedness with other indebtedness. In the event that we pursue a significant acquisition, we may be required to raise additional funds through additional indebtedness, or the issuance of debt or equity securities.

We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time.

Contractual Obligations and Commercial Commitments

The following summarizes our financial commitments as of December 31, 2003 (in thousands):
			Cash Payments Due by Period
			(in thousands)
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Long-term debt:
Variable rate bank debt	$ 295,046	$ 102,812	$ 163,332	$ 28,902	$ -
Fixed rate notes	46,535	-	-	46,535	-
Supply agreement obligations	84,505	49,995	34,510	-	-
Operating lease obligations	1,573	1,088	462	23	-
Total contractual obligations	$ 427,659	$ 153,895	$ 198,304	$ 75,460	$ -

Trend Information

Several trends may affect our future results of operations, liquidity and capital resources, including:

* Acceptability of hormone therapy;

* Acceptability of vaginal ring technology; and

* Delays in introducing new products due to governmental regulation

Acceptability of hormone therapy

Three of our products, Estrace (R) tablets, Estrace (R) cream and Menoring (R)/Femring (R) are estrogen therapy ("ET") products, and one of our products, femhrt (R), is a combined estrogen-progestogen hormone therapy ("EPT") product. In July 2002, a clinical trial that was part of a long-term study that focuses on strategies for preventing heart disease, breast and colorectal cancer and osteoporosis in postmenopausal women ("WHI") was terminated early when the safety monitoring board determined that the risks of the trial exceeded the benefits. The trial compared Prempro (TM) (an EPT product containing Premarin (R) and the progestin medroxyprogesterone acetate) to a placebo in non-hysterectomized patients. Despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke, and blood clots in patients randomized to Prempro (TM). A related clinical trial comparing Premarin (R) (an ET product containing conjugated equine estrogens) to a placebo in hysterectomized patients for the prevention of heart disease and osteoporosis, and any associated risk of breast cancer, is still continuing at the recommendation of the safety monitoring board.

The outcome of these trials and any resulting changes in labeling for HT products as a class may affect the acceptability of HT products (including ET products) by patients, the willingness of physicians to prescribe HT for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our products.

Acceptability of vaginal ring technology

An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our vaginal ring technology. To date, vaginal ring technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. Other alternative hormone replacement therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are more familiar to many prescribing physicians and their patients. If our vaginal ring products are not accepted as an alternative method of administration of hormone replacement therapy, we may not achieve our anticipated sales levels for these products. In such an event we may not be able to recoup our investment in the development of vaginal ring products.

Delays in introducing new products and supply of pharmaceutical products due to governmental regulation

Another important part of our strategy is to develop and commercialize proprietary products and we have a number of products in various stages of development. To begin marketing most of our new products, we must obtain approval from regulatory bodies, including the U.S. Federal Drug Administration, the U.K. Medicines and Healthcare products Regulatory Agency and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval. We cannot guarantee that any of our new products will meet these clinical requirements or that we otherwise will be able to obtain the necessary regulatory approvals to enable us to market them in the future.

Inflation

Inflation had no material impact on our operations during the three months ended December 31, 2003.

C. Quantitative and Qualitative Disclosures About Market Risk

The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Galen is exposed is interest rates on debt. Galen manages debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently, Galen does not hedge exposure to interest rate fluctuations through the use of derivative instruments.

D. Controls and Procedures

  Evaluation of Disclosure Controls and Procedures.

    Evaluation of Disclosure Controls and Procedures. Galen's management, with the participation of Galen's chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of Galen's disclosure controls and procedures (as defined in Exchange Act Rule 13a - 15(e)) as of the end of the fiscal quarter covered by this report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that Galen's disclosure controls and procedures are effective to ensure that information required to be disclosed by Galen relating to Galen and its consolidated subsidiaries is made known to such officers by others within these entities, particularly during the period this report was prepared, in order to allow timely decisions regarding disclosure.

    Internal Controls Over Financial Reporting. Galen's management, with the participation of Galen's chief executive officer and chief financial officer, also conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Galen's internal control over financial reporting. Based on that evaluation, there has been no such change during the period covered by this report.

II - OTHER INFORMATION

  Legal Proceedings

We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations. There are no material legal proceedings against Galen and/or its subsidiaries not previously reported in our U.S. 2003 Annual Report.

B. Exhibits and Reports on Form 6-K or 8-K

  Exhibits:

  For all Exhibits required under Rule 601 of Regulation S-K to be filed with a Quarterly Report on Form 10-Q, please see the exhibits set forth on pages 83 to 86 of our U.S. 2003 Annual Report.

  Reports on Form 6-K or 8-K:

Our Form 6-K, dated November 13, 2003, contained our news releases announcing our results for the fourth quarter and full year ended September 30, 2003.

Our Form 6-K, dated November 18, 2003, contained our news release announcing the approval of Ovcon (R) chewable tablets.

Our Form 6-K, dated December 9, 2003, contained our notification to the London Stock Exchange and the Irish Stock Exchange concerning the press release made by Galen Holdings PLC on December 2, 2003 announcing that Galen disposed of its PMDS facility.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: February 13, 2004	By: /s/ R.G. Elliott ________________ Name: R.G. Elliott Title: Chief Financial Officer